
03037406

SEGA®

SEGA CORPORATION

2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan
phone: +81-3-5736-7111 facsimile: +81-3-5736-7117

File No. 82-3439

November 13, 2003

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-6
450 Fifth Street, N.W.
Washington DC 20549

NOV 14 2003

Re: SEGA CORPORATION
Rule 12g-2(b) Exemption No. 82-3439

SUPPL

Dear Sirs:

On behalf of SEGA CORPORATION ("SEGA"), enclosed are the following documents required to be furnished to the U.S. Securities and Exchange Commission pursuant to the Rule 12g3-2(b)(1)(iii):

- Interim Business Results for six months ended Sept. 2003

If you have any question about the enclosed material, please contact Shoichi Yamazaki, Officer of the Company. Phone: +81-3-5736-7072

Sincerely yours,



Shoichi Yamazaki
Officer
President Office
SEGA CORPORATION



SEGA CORPORATION
Interim Consolildated Financial Results
for the Term ended September 30, 2003

Company Name: SEGA CORPORATION
TSE Code: 7964
(URL: http;//www.sega.co.jp)
Address: 2-12 Haneda 1-chome, Ohta-ku, Tokyo 1448531, Japan
Further Information: Shoichi Yamazaki
Tel: +81-3-5736-7111

1. Consolidated Results for the term ended September 30, 2003
 1) Consolidated Results

(millions of yen)

	Net Sales	Operating Income	Ordinary Profit
First Half of FY 2004	93,474	7,569	6,164
First Half of FY 2003	95,144	4,607	4,019
FY 2003	197,223	9,296	7,783

	Net Income	Net Income per share (yen)	Net Income per share after full dilution (yen)
First Half of FY 2004	5,932	38.27	33.31
First Half of FY 2003	1,014	6.57	6.47
FY 2003	3,054	19.73	18.71

(Notes)
1. Equity in gains of non-consolidated subsidiaries and affiliates
First Half of FY 2004: 122 millions of yen
First Half of FY 2003: 554 millions of yen
FY 2003: 440 millions of yen

2. Average number of shares issued during the term:
First Half of FY 2004: 155,040,118 shares
First Half of FY 2003: 154,518,735 shares
FY 2003: 154,783,626 shares

 2) Consolidated Financial Data

(millions of yen)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per share (yen)
First Half of FY 2004	192,506	93,464	48.6%	602.85
First Half of FY 2003	223,573	89,126	39.9%	574.77
FY 2003	222,067	86,886	39.1%	560.40

(Note) Average number of shares issued at the end of the term (Consolidated)
First Half of FY 2004: 155,038,023 shares
First Half of FY 2003: 155,064,104 shares
FY 2003: 155,042,129 shares

3) Consolidated Cash Flows

(millions of yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the term
First Half of FY 2004	7,140	(4,067)	(35,026)	69,040
First Half of FY 2003	8,442	9,342	(10,990)	58,968
FY 2003	34,232	14,000	1,047	101,361

4) Matters Relaterd to Consolidated Subsidiaries and Affiliates Accounted for using the Equity Method
Number of Consolidated Subsidiaries: 44
Number of Non-Consolidated subsidiaries accounted for using the Equity Method: 0
Number of Affiliates accounted for using the Equity method: 4

5) Change of the Consolidated Subsidiaries and Affiliates Accounted for using the Equity Method
Number of Companies newly consolidated: 0
Number of Companies removed from consolidation: 3
Number of Companies newly accounted for using the Equity Method: 0
Number of Companies removed from Equity Method: 0

2. Forecast for Consolidated Financial Results for FY 2004

(millions of yen)

	Net Sales	Recurring Profit	Net Income
FY 2004	195,700	11,500	8,000

(Reference) Net income per share for FY 2004 is forecasted to be 51.60 yen.

Consolidated Balance Sheets

SEGA CORPORATION and Consolidated Subsidiaries
As of September 30, 2002 and 2003, and March 31, 2003

(millions of yen)

ASSETS	2003.9	2002.9	2003.3
Current Assets:			
Cash and time deposits	69,045	58,977	101,366
Notes and accounts receivable	22,620	28,534	17,515
Inventories	9,035	12,170	8,838
Other current assets	8,795	10,702	11,059
Less allowance for doubtful accounts	(916)	(1,671)	(1,379)
Total current assets	108,580	108,713	137,401
Property and Equipment			
Amusement machines and facilities	10,774	12,294	9,893
Building and structure	17,583	20,906	18,126
Land	9,290	11,832	9,290
Others	4,204	4,477	4,085
Total property and equipment	41,852	49,511	41,396
Intangible Fixed Assets	5,648	5,833	5,846
Investments and Advances			
Investments in securities	13,457	32,222	12,431
Fixed Leasehold deposits	16,625	17,409	17,012
Other investments	15,182	17,485	15,668
Less allowance for doubtful accounts	(9,092)	(8,310)	(8,406)
Total investments and advances	36,171	58,807	36,705
Deferred Charges	252	707	717
Total Assets	192,506	223,573	222,067

(millions of yen)

LIABILITIES	2003.9	2002.9	2003.3
Current Liabilities:			
Notes and accounts payable	16,963	16,780	14,762
Short-term bank loans	1,719	3,185	1,510
Current portion of debentures	2,930	-	2,450
Current portion of long-term bank loans	4,931	5,280	4,939
Current portion of convertible bonds	12,140	-	-
Accrued expenses	8,951	12,549	9,981
Income taxes payable	1,047	1,072	1,194
Other current liabilities	5,920	11,776	7,541
Total current liabilities	54,604	50,644	42,379
Long-Term Liabilities			
Deventures	14,670	-	15,550
Convertible bonds	6,806	56,807	51,806
Long-term debt	16,541	18,423	19,005
Deferred income taxes	426	2,513	330
Accrued employees' retirement benefits	4,157	3,649	3,679
Accrued retirement benefits for directors and corporate directors	165	109	122
Other	678	1,646	1,256
Total long-term liabilities	43,445	83,148	91,750
Total Liabilities	98,049	133,793	134,129
Minority Interests in Consolidated Subsidiaries	991	654	1,051
Shareholders' Equity			
Common stock	127,582	127,582	127,582
Additional paid-in capital	2,171	2,171	2,171
Retained earnings	12,630	7,792	6,816
Adjustment of revaluation of land	(6,264)	(9,280)	(6,264)
Unrealized gain on investments in securities	128	2,984	(551)
Translation adjustment	(9,139)	(8,509)	(9,227)
Treasury stock	(33,644)	(33,614)	(33,641)
Total Shareholders' Equity	93,464	89,126	86,886
Total liabilities, minority interests in consolidated			

Consolidated Statement of Operations

SEGA and Consolidated Subsidiaries

For Six Months Ended September 30, 2002 and 2003 and the year ended March 31, 2003

(millions of yen)

	2003.9	2002.9	2003.3
Net Sales	**93,474**	95,144	197,223
Cost of Sales	**67,578**	68,663	144,161
Gross profit	**25,895**	26,481	53,062
Selling, General and Administrative Expenses	**18,325**	21,873	43,765
Operating income	**7,569**	4,607	9,296
Non-Operating Income	**507**	1,120	1,245
Non-Operating Expenses	**(1,912)**	(1,708)	(2,758)
Recurring Profit	**6,164**	4,019	7,783
Extraordinary Income	**1,739**	3,847	6,072
Extraordinary Loss	**(957)**	(4,961)	(7,408)
Income before income taxes and minority interests in earnings of consolidated subsidiaries	**6,946**	2,905	6,447
Income taxes			
Current	**1,006**	864	1,944
Deferred	**45**	997	1,395
Minority interests in Earnings of Consolidated Subsidiaries	**(37)**	28	53
Net Income for the term	**5,932**	1,014	3,054

(Notes) 1. The above financial information was prepared using accounting principles generally accepted in Japan.

2. Figures less than 1million yen have been omitted.

Consolidated Statements of Capital Surplus

SEGA CORPORATION and Consolidated Subsidiaries

For Six Months ended September 30, 2002 and 2003, and the year ended March 31, 2003

(millions of yen)

	2003.9	2002.9	2003.3
(Capital Surplus)			
Capital Surplus at Beginning of the Term	2,171	124,916	124,916
Increase in Capital Surplus			
Conversion of convertible bonds	-	1,548	1,549
Exercise of warrants	-	622	622
Decrease in Capital Surplus			
Decrease in capital surplus due to disposition of losses	-	124,916	124,916
Capital Surplus at End of the Term	2,171	2,171	2,171
(Retained Earnings)			
Deficit at Beginning of the Term	6,816	(118,037)	(118,037)
Increase in Retained Earnings			
Net Income for the Term	5,932	1,014	3,054
Increase in retained earnings due to disposition of losses	-	124,916	124,916
Decrease in Retained Earnings			
Directors' Bonus	118	101	101
Adjustment on revaluation of land during the period	-	-	3,016
Retained Earnings at End of the Term	12,630	7,792	6,816

Consolidated Statements of Cash Flows

SEGA CORPORATION and Consolidated Subsidiaries

For Six Months ended September 30, 2002 and 2003, and the year ended March 31, 2003

(millions of yen)

	2003.9	2002.9	2003.3
Cash Flows from Operating Activities:			
Income before income taxes and minority interests in earnings of consolidated subsidiar	**6,946**	2,905	6,447
Adjustment for:			
Depreciation and amortization	**5,642**	7,062	14,983
Transfer of amusement machines and facilities from investing activities	**(2,370)**	(2,773)	(4,085)
Provision for doubtful accounts	**122**	644	444
Increase in accrued employees' retirement benefits	**471**	233	265
Interest and dividend income	**(73)**	(148)	(268)
Interest expense	**329**	433	737
Equity in gain (loss) of non-consolidated subsidiaries and affiliates	**(122)**	(554)	(440)
Amortization of excess investment costs over net assets of consolidated subsidiarie	**148**	83	236
Gain on sale of property and equipment	**(1,049)**	(13)	(1,248)
Loss on disposal of property and equipment	**121**	256	398
Gain on sale of investments in securities	**(83)**	(3,075)	(3,077)
Loss on valuation of investments in securities	**35**	980	959
Gain on settlement of donated assets from Mr. Okawa	**648**	2,681	2,716
Decrease (increase) in notes and accounts receivable	**(5,627)**	1,602	12,538
Increase (decrease) in inventories	**(531)**	(2,359)	977
Decrease in accrued expenses	**3,116**	(926)	(2,145)
Gain on retirement of convertible bonds	**(508)**	-	(378)
Others	**(580)**	(6,445)	(8,816)
Sub-total	**7,128**	824	20,838
Interest and dividends received	**113**	216	329
Interest paid	**(348)**	(452)	(727)
Payment on disposal of donated assets	**710**	11,841	18,888
Income taxes paid	**(463)**	(3,986)	(5,097)
Net cash used in operating activities	**7,140**	8,442	34,232
Cash Flows from Investing Activities:			
Proceeds from cancellation of time deposits	**-**	10,000	10,060
Payments for purchases of property and equipment	**(3,797)**	(4,581)	(7,015)
Proceeds from sales of property and equipment	**266**	315	5,508
Payments on acquisition of intangible assets	**(583)**	-	(1,307)
Proceeds from sale of intangible assets	**1,058**	-	9
Payments for purchases of investments in securities	**(1,288)**	(59)	(180)
Proceeds from sales of investments in securities	**399**	4,267	6,946
Payments for advances	**(42)**	(157)	(172)
Proceeds from collections of advances	**22**	234	509
Payments for fixed leasehold deposits	**(917)**	(1,107)	(2,959)
Proceeds from collections of fixed leasehold deposits	**999**	827	2,578
Others	**(185)**	(397)	24
Net cash Provided by investing activities	**(4,067)**	9,342	14,000
Cash Flows from Financing Activities:			
Decrease in short-term bank loans, net	**209**	(25,705)	(27,339)
Proceeds from long-term debt	**-**	27,120	31,565
Repayment of long-term debt	**(2,442)**	(8,613)	(12,817)
Proceeds from issuance of debentures	**584**	-	17,631
Payments on redemption of debentures	**(1,000)**	(5,000)	(5,000)
Payments on redemption of convertible bonds	**(32,351)**	-	(4,621)
Proceeds from issuance of shares to minority shareholders	**-**	-	446
Dividend paid	**(22)**	(8)	(8)
Proceeds from issuance of shares under exercise of stock options	**-**	1,245	1,245
Others	**(3)**	(28)	(55)
Net cash provided by financing activities	**(35,026)**	(10,990)	1,047
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**(367)**	(577)	(668)
Net increase (decrease) in Cash and Cash Equivalents	**(32,321)**	6,217	48,610
Cash and Cash Equivalents at Beginning of the Term	**101,361**	52,750	52,750
Cash and Cash Equivalents at End of the Term	**69,040**	58,968	101,361

(Notes) 1. The above financial information was prepared using accounting principles generally accepted in Japan

2. Figures less than 1million yen have been omitted.

Segment Information

I. Business Segment Information

(millions of yen)

Six months ended September 30, 2003	Amusement machine sales	Amusement center operations	Consumer business	Total	Eliminations/ Corporate	Consolidated Total
Sales to outside customer	**30,109**	**34,749**	**28,616**	**93,474**	**-**	**93,474**
Intersegment sales/transfers	**7,305**	**46**	**56**	**7,409**	**(7,409)**	**-**
Total	**37,414**	**34,796**	**28,673**	**100,883**	**(7,409)**	**93,474**
Cost of sales and operating expenses	**31,296**	**30,875**	**30,514**	**92,686**	**(6,781)**	**85,904**
Operating income (loss)	**6,117**	**3,920**	**(1,841)**	**8,196**	**(627)**	**7,569**

(millions of yen)

Six months ended September 30, 2002	Amusement machine sales	Amusement center operations	Consumer business	Total	Eliminations/ Corporate	Consolidated Total
Sales to outside customer	30,249	34,904	29,990	95,144	-	95,144
Intersegment sales/transfers	8,547	35	0	8,583	(8,583)	-
Total	38,797	34,940	29,991	103,728	(8,583)	95,144
Cost of sales and operating expenses	32,284	30,375	35,139	97,799	(7,262)	90,537
Operating income (loss)	6,512	4,564	(5,148)	5,928	(1,321)	4,607

(millions of yen)

Year ended March 31, 2003	Amusement machine sales	Amusement center operations	Consumer business	Total	Eliminations/ Corporate	Consolidated Total
Sales to outside customer	61,343	69,330	66,549	197,223	-	197,223
Intersegment sales/transfers	14,407	53	123	14,584	(14,584)	-
Total	75,751	69,384	66,673	211,808	(14,584)	197,223
Cost of sales and operating expenses	64,858	61,334	75,243	201,436	(13,509)	187,927
Operating income (loss)	10,892	8,049	(5,870)	10,372	(1,075)	9,296

(Notes) 1. The above financial information was prepared using accounting principles generally accepted in Japan

2. Figures less than 1million yen have been omitted.

II. Geographical Segment Information

(millions of yen)

Six months ended September 30, 2003	Japan	North America	Europe	Total	Eliminations	Consolidated total
Net Sales to:						
Outside customers	**82,162**	**7,601**	**3,710**	**93,474**	**-**	**93,474**
Intersegment sales/transfers	**3,094**	**1,752**	**142**	**4,989**	**(4,989)**	**-**
Total	**85,256**	**9,354**	**3,853**	**98,464**	**(4,989)**	**93,474**
Cost of sales and operating expenses	**77,252**	**9,868**	**4,235**	**91,356**	**(5,451)**	**58,904**
Operating income (loss)	**8,004**	**(513)**	**(382)**	**7,107**	**461**	**7,569**

(millions of yen)

Six months ended September 30, 2002	Japan	North America	Europe	Total	Eliminations	Consolidated total
Net Sales to:						
Outside customers	80,325	12,201	2,617	95,144	-	95,144
Intersegment sales/transfers	5,579	4,251	3	9,835	(9,835)	-
Total	85,905	16,453	2,621	104,980	(9,835)	95,144
Cost of sales and operating expenses	77,448	19,078	3,243	99,770	(9,233)	90,537
Operating income (loss)	8,457	(2,625)	(622)	5,209	(601)	4,607

(millions of yen)

Year ended March 31, 2003	Japan	North America	Europe	Total	Eliminations	Consolidated total
Net Sales to:						
Outside customers	163,425	26,447	7,351	197,223	-	197,223
Intersegment sales/transfers	14,238	7,689	3	21,932	(21,932)	-
Total	177,663	34,136	7,355	219,156	(21,932)	197,223
Cost of sales and operating expenses	161,341	41,108	7,785	210,235	(22,308)	187,927
Operating income (loss)	16,322	(6,971)	(492)	8,920	376	9,296

(Notes) 1. Division by country or region is based on geographical proximity.

2. Main country and regional division other than Japan

North America: U.S.A.

Europe: U.K., France, Spain, Germany

III. Overseas Sales Information

(millions of yen)

Six months ended September 30, 2003	North America	Europe	Others	Total
Overseas sales	**9,703**	**3,933**	**1,101**	**14,738**
Consolidated net sales	-	-	-	**93,474**
Ratio of overseas sales to consolidated sales	**10.4%**	**4.2%**	**1.2%**	**15.8%**

(millions of yen)

Six months ended September 30, 2002	North America	Europe	Others	Total
Overseas sales	12,681	4,570	1,498	18,750
Consolidated net sales	-	-	-	95,144
Ratio of overseas sales to consolidated sales	13.3%	7.5%	2.8%	19.7%

(millions of yen)

Year ended March 31, 2003	North America	Europe	Others	Total
Overseas sales	35,223	9,489	3,688	48,401
Consolidated net sales	-	-	-	197,223
Ratio of overseas sales to consolidated sales	17.8%	4.8%	1.9%	24.5%

(Notes) 1. Division by country or region is based on geographical proximity.

2. Main country and regional division other than Japan

North America: U.S.A.

Europe: U.K., France, Spain, Germany

Others: Australia, Singapore

1. Management Policy

1. Basic Management Policy

In line with the Structural Reform Plan launched in April 2001, SEGA proceeded the business reform and financial reform.

Pursuing the goals of revitalizing domestic market and gaining a worldwide share of the market for amusement machine sales, creating and developing a new market in amusement center operations, and establishing high profitability in the consumer business, the Company continues to improve its profitability and to strengthen its financial structures.

2. Profit-Sharing Policy

The profit-sharing to its shareholders is one of the most important component of SEGA's management policy. The Company's basic policy in this regard is to give full attention to our financial position and the future developments of our business activities, set aside an appropriate amount of retained earnings, and then return a position of profits to its shareholders based on performance.

3. Medium- and Long-Terms Management Strategies

The Company holds a solid No. 1 position in amusement business (amusement machine sales and amusement center operations) in the industry. In order to provide high quality products including entertainment titles and sports titles, the Company improves its development structure and title lineups in consumer business.

(1) Amusement Business

SEGA already holds a solid No.1 position in this industry. In line with our business policy, *as a leading company in amusement industry, the Company will create new enjoyment, revitalize the industry, and expand the market*, the Company leads the market with innovative products and high quality service.

In amusement machines sales, the Company already holds an ability to develop and to provide the full lineup of products. In Japan market, the Company is growing steadily due to the active investments in amusement facilities in industry wide. The Company aims to increase its market share by providing innovative products.

In overseas, SEGA's amusement game machines for multi-players including *Derby Owners' Club*, and *World Club Champion Football*, both of which were smash hit in Japan in previous fiscal year, were given high mark in the U.S, Europe, and Asia. Through providing the products with new

enjoyment to the overseas market, the Company will develop the new market.

In amusement center operations, revenue from prize games and medal games were very favorable. The Company will expand its business.

(2) Consumer Business

Home-use game software industry is decreasing in Japan, but in overseas market, the industry is expanding. To meet the users' demands in each market, the Company is strengthening the development structures to release the best titles for each market. The Company is improving the cost structures and already reviewed the development cost structure and transferred to cost structures linked to its sales.

The Company recognized that marketable software development is our priority and reorganized R&D studios to develop and release the innovative titles.

4. Corporate Governance

1) Basic policy of corporate governance

The Company's corporate governance policy is that to realize its management policy of increasing the corporate value through growing with profit, the Company reorganizes the business structure and implements the effective measures. The Company recognizes it the most importance matter for the management.

2) Implementation of Corporate Governance

- The Company applied the executive officer system in June 1998. This was aimed to divide the management and operations, to make a quick decision, and to clarify the responsibility in business operations.
- The board members are composed of 7 directors. The board members holds regular meeting once a month, and if needed, they have extraordinary meeting. They make decision on important matters on management and review the business operations.
- Executive Officers Meeting is composed of president, two senior executive officers, three of senior officers and ten officers. Executive officers hold meetings three times a month to make decisions.
- The Company applied the corporate auditors system. They attend the board meeting and executive officers meeting and audit them. Two statutory auditors audit to prevent the dishonesty and to maintain the business operations and two outside auditors audit the Company in the view of independency.

- The Corporate lawyers advise the Company timely when it requires.

- Outside auditors and the Company do not have any deal. In addition, the Company's corporate auditor, ChuoAoyama Audit Corporation, does not have any interest with the Company.

- The Company aims to disclose its information timely to its shareholders and investors to increase the transparency of the management.

2. Review of Operations

1. Overview of the Year Under Review

Overall Performance

Consolidated net sales for the term under review was down 1.8% to 93,474 million yen compared with the same term of the previous year. Domestic sales increased 2.3 % to 82,162 million yen, and overseas sales was down 23.7% to 14,738 million yen. Operating income was up 64.3% to 7,569 million yen, recurring profit increased 53.4% to 6,164 million yen.

The Company amounted extraordinary profit of 1,739 million yen. This was mainly from gain on retirement of convertible bonds of 508 million yen, gain on sale of goodwill for NOKIA of 1,048 million.

On the other hand, the Company recorded extraordinary loss of 957 million yen. This was primarily from loss on disposal of fixed assets of 121 million, construction cost for reorganization of R&D studios of 105 million yen, and loss on disposal of donated assets from Mr. Okawa of 648 million yen.

Thus consolidated net income for the term was up 484.6% to 5,932 million yen.

The Company forgoes the dividend for the term under review.

Results by Segment

(1) Amusement Machine Sales

-Net sales: 30,109 million yen (down 0.5% compared with the previous year)

-Operating income: 6,117 million yen

-In Japan, sales of *F-Zero AX, The Key of Avalon*, and *Dragon Treasure*, exceeded the company's original expectation.

-Facility operators prompted to open mid-and large-scale facilities and their demand for the Company's standard products of crane machine, *UFO Catcher 7*, and *Star Horse* were very strong and the Company sold them more than expected.

-The Company succeeded favorable prize products sales.

-In overseas markets, the Company aims to expand the market through releasing the new products, mainly the game for the multi-players, but its sales and profit were less than expected.

(2) Amusement Center Operations

-Net sales: ¥34,749 million (down 0.4% compared with the previous year)

-Operating income: ¥3,920 million yen

-Net sales in this segment was slightly below the initial projection. This was due mainly to that the Company did not release the large scale products, which would lead the market like *World Club Champion Football*, released in the previous fiscal year, but the Company amounted the profit with the same level of the expectation.

-In addition, *Kochu-Oja Mushi-King*, which was a game applied the trading cards, was contributed to the sales and profit.

-To improve the facility management, the Company opened 11 facilities, mainly mid-and large-scale facilities, during the term. In addition, the Company closed 14 facilities, thus the number of the facilities at the end of the term was 495.

(3) Consumer Business

-Net sales: ¥28,616 million (down 4.6% compared with the previous year)

-Operating loss: ¥1,841 million

-Sales units for the term was 1,550 thousand units (8 SKUs) in Japan, 1,720 thousand units (8 SKUs) in North America, and 250 thousand units (5 SKUs) in Europe, totaled 3,520 thousand units (21 SKUs) in worldwide.

-Sales was exceeded the initial expectation. This was driven by the favorable sale of new entertainment titles including professional football club management simulation game, *Let's make a J. League Professional Soccer Club!* 3 for PS2, driving game, *Initial D Special Stage* for PS2 in

Japan, *Sonic Adventure DX* for GameCube, *Sonic Adventure 2 Battle* for GameCube, and *Virtua Fighter 4 Evolution* for PS2 in North America, and *Virtua Fighter 4 Evolution* for PS2 and *Sonic Adventure DX* for GameCube in Europe, and other repeat orders of old titles.

2. Outlook for the Full Year

-In Amusement Machine Sales, as a leading company, the Company struggles to meet its users' needs and to revitalize the market, through providing the innovative products in each genre.
-Especially, Outrun 2, a driving game formerly released 17 years ago, is received the favorable comments in the market and the Company expects it to contribute the results.
-Moreover, the Company forecasts the standard products would continued to be sold favorably, due to that facility operators trend to open new facilities in the second half of the year.
-The Condition in the Consumer business in Japan seems severe, but the Company forecasts to achieve the initial target.
-In Europe, the Company also expects the steadily sales. On the other hand, in North America, the Company expects sales of entertainment titles will achieve the initial target, but considering the results of sports titles in the first half of the year, the Company revised the target.
-The Company expects the sales units of home-use software would be 3,230 thousand units in Japan, 4,230 thousand in North America, and 1,520 thousand in Europe, totaled 9,250 thousand units in worldwide.

The Company forecasts its net sales, recurring profit, and net income for the year would be 195,700 million yen, 11,500 million yen and 8,000 million yen, respectively.

3. Financial Conditions

Cash and cash equivalents at the end of the first half of the year decreased 32,321 million yen to 69,040 million yen, compared with the previous year-end.
Interest bearing debt outstanding decreased 35,523 million yen to 59,737 million yen, thus net cash amounted to 93,933 million yen. This was mainly due to 32,860 million yen of retirement for convertible bonds.
During the term under review, the Company completed the fund for redemption of 50 billion yen convertible bonds (maturity date: June 2004, outstanding at the end of the term: 12,100 million yen).
In addition, the Company holds an overdraft facilities and a commitment contract with banks.
Net cash provided by operating activities decreased 1,302 million yen to 7,140 million yen. This was

due primarily to the liquidation of the amusement facilities, sale of idle real estates and investments in securities.

Net cash provided by investing activities decreased 13,409 million yen to minus 4,067 million yen (net cash used in investing activities: 4,067million yen) compared with the same period in the last fiscal year. This was due primarily to the acquisition of tangible fixed assets.

Thus, free cash flows (cash flows from operating activities and cash flows from investing activities) amounted to 3,073 million yen.

Net cash used in financing activities decreased 24,036 million yen to 35,026 million yen. This was mainly due to the repayment for bank loans and retirement for convertible bonds.

	FY 2001.3	FY 2002.3	FY 2003.3	Interim
Shareholders' Equity Ratio	32.2%	34.3%	39.1%	48.6%
Shareholders' Equity Ratio (Market Value Basis)	131.1%	147.1%	46.8%	91.3%
Debt Amortization (year)	-	10.6	2.8	4.2
Interest Coverage Ratio	-	4.5	47.1	20.5

(millions of yen)

Interest Bearing Debt	120,118	99,313	95,261	59,738
Operating Cash Flows	(73,970)	9,349	34,232	7,140

SEGA CORPORATION

November 12, 2003

SEGA CORPORATION

NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR SIX MONTHS ENDED SEPTEMBER 30, 2003 AND 2002, AND THE YEAR ENDED MARCH 31, 2003

(millions of yen)

	Six months ended September 30		Year ended March 31
	2003	2002	2003
INCOME STATEMENTS			
Net sales	47,832	49,071	100,042
Cost of sales	35,536	37,266	77,933
Gross profit	12,296	11,804	22,109
SG&A expenses	9,435	9,417	20,015
Operating income	2,861	2,387	2,093
Non-operating income	2,543	2,109	3,439
Non-operating expenses	1,789	2,112	3,588
Recurring profit	3,615	2,384	1,944
Extraordinary gain	1,492	3,089	4,705
Extraordinary loss	980	5,782	12,609
Income (loss) before income taxes	4,127	(308)	(5,959)
Income taxes	(1,546)	(1,813)	(3,423)
Net income (loss) for the period	5,673	1,504	(2,536)
Net income (loss) per share (yen)	36.59	9.74	(16.39)

(millions of yen)

	Six months ended September 30		Year ended March 31
	2003	2002	2003
BALANCE SHEETS			
ASSETS			
Current assets	84,461	83,402	113,009
Property and equipment	22,891	27,808	22,941
Intangible fixed assets	3,253	3,487	3,471
Investments and advances	40,009	69,347	40,493
Deferred assets	241	707	717
Total assets	150,858	184,752	180,634
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities	38,468	34,601	27,618
Long-term liabilities	27,660	63,846	74,383
Shareholders' equity	84,728	86,304	78,631
Total liabilities and shareholders' equity	150,858	184,752	180,634

Note: The above financial information was prepared using accounting principles generally accepted in Japan.